

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Glenn W. Rust
Chief Executive Officer
Virginia National Bankshares Corp
404 People Place
Charlottesville, Virginia 22911

> **Re: Virginia National Bankshares Corp**
> **Registration Statement on Form S-4**
> **Filed December 4, 2020**
> **File No. 333-251137**

Dear Mr. Rust:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance